Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

The New American Infographic Video

Outline

1.	Text 1: We each have rich histories

Visual:

-	AA: Chief Pilot Charles Lindbergh pioneers airmail delivery between St. Louis and Chicago in 1926
-	US: US Airways takes flight in 1939 as All American Aviation, later All American Airways
-	AA: In 1934, American Airways becomes American Airlines
-	US: Allegheny Airlines becomes US Air in 1979
-	AA: American moves its headquarters from NYC to DFW in 1979
-	US: In 1987, Piedmont joins US Air Group
-	AA: American helps form oneworld
-	US: US Airways merges with Pacific Southwest Airlines in 1988 and America West in 2005

Text 2: Blazing new trails for our people

-	AA: American hires the first African American pilot for a major airline
-	AA: Mohawk Airlines hires the first African American flight attendant
-	AA: American hires the first female pilot for a major airline
-	AA: and the first female Captain in the industry

Text 3: Delivering important firsts for our customers

-	AA: Makes first transcontinental jet flight by a major airline
-	AA: Launches first VIP lounge
-	AA: Begins first loyalty program
-	US: Takes delivery of first A330 twin-aisle aircraft
-	AA: Makes the largest aircraft order in history
-	US: Becomes the first U.S. carrier to fly Airbus A321
-	AA: First U.S. carrier to take delivery of Boeing 777-300ER

2.	Text 1: We’re building on our history, combining the best of both companies.

Text 2: Creating a new global airline that will continue to lead and transform.

Visual: Merging both logos into the new AA brand logo

3.	Text: With more choices for our customers.

Visual: 6,700 flights/day (this number should be a quick sum of flights that shows AA flights + US flights distinctly adding to the total)

Text: Serving customers and communities worldwide.

Visual: World Map

4.	Text: Committed to our existing hubs.

Visual: Domestic map with famous icons breaking through the map

-	Charlotte: – Bank of America Tower
-	Chicago: Willis Tower
-	Dallas/Fort Worth: Skyline

-	Los Angeles: Hollywood Sign
-	Miami: South beach
-	New York City: Statue of Liberty
-	Philadelphia: Independence Hall
-	Phoenix: Skyline
-	Washington, D.C.: Capitol

5.	Text: Taking more people to more of the places they want to go.

Visual: AA and US combined international flight map. Map first then overlay routes.

6.	Text: With the best partners.

Visual 1: all oneworld carriers being combined to form oneworld logo

-	Airberlin
-	British Airways
-	Cathay Pacific
-	Finnair
-	Iberia
-	Japan Airlines
-	Malaysia Airlines
-	Qantas
-	Royal Jordanian
-	S7 Airlines

7.	Text 1: We’re improving valuable loyalty program benefits.

Text 2: through expanded opportunities to earn and redeem miles across the combined network.

8.	Visual 1: Animated lie-flat seat

Text: Providing an unparalleled travel experience.

Visual 2: Quick sum of the below numbers, sequentially

-	Admirals Clubs (37)
-	Flagship Lounges (4)
-	US Airways Clubs (19)

9.	Text: The new American will have one of the most modern and efficient fleets in the industry.

Visual: Animated aircraft pulling bar with quick sum to 600+ (on order)

10.	Text: As the new American, that means a more secure future with greater opportunity for our people.

Visual 1: $40 billion – Approximate Projected 2013 Revenue

Visual 2: Together, serving 187 million+ customers/year.

11.	Text: The new American is arriving

12.	Visual: Combining old AA logo with US Airways logo to form the new AA logo.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.